UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)
Duck Creek Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
264120 106

(CUSIP Number)

Joel Unruch
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2023

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons Accenture plc
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds OO (see item 3)
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.0% (see item 5)
14		Type of Reporting Person CO

This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (the “Amended Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D. This Amendment is being filed for the purpose of reporting the disposition of the securities of the Issuer by Accenture plc (“the Reporting Person”) in connection with the closing of the Merger (as defined below).

Item 4.    Purpose of Transaction

This Amendment amends and supplements the disclosure in Item 4 of the Original Schedule 13D and the Amended Schedule 13D by adding the following:

On March 30, 2023, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. At the Effective Time, each share of Common Stock (other than shares held by the Issuer, Parent, Merger Sub, or any of their respective wholly-owned subsidiaries and shares owned by stockholders who neither voted in favor of the Merger nor consented thereto in writing and who properly and validly exercised their statutory rights of appraisal) was converted into the right to receive cash in an amount equal to $19.00, without interest. As a result of the Merger, Accenture plc no longer beneficially own any securities of the Issuer.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Items 5(a)-(e) of the Original Schedule 13D and the Amended Schedule 13D in their entirety as set forth below:

The information in Item 4 is incorporated herein by reference.

(a)-(b) Effective March 30, 2023, as a result of the Merger, each share of Common Stock owned by the Reporting Person was converted into the right to receive $19.00 in cash, without interest, pursuant to the Merger Agreement. Accordingly, the Reporting Person no longer beneficially owns any shares of Common Stock of the Issuer.

(c) The Reporting Person has not entered into any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock, effective as of March 30, 2023. The filing of this Amendment constitutes an exit filing.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023	ACCENTURE PLC

/s/ Joel Unruch
	Name:	Joel Unruch
	Title:	General Counsel & Corporate Secretary

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